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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2006

                              AETERNA ZENTARIS INC.
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                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F        Form 40-F   X
                             -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes        No   X
                             -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

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1.              Press release dated January 25, 2006: AEterna Zentaris appoints former Abbott Vice President to its Board of Directors
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                                                         AETERNA ZENTARIS [LOGO]

AEterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS APPOINTS FORMER ABBOTT VICE PRESIDENT TO ITS BOARD OF DIRECTORS

QUEBEC CITY, CANADA, JANUARY 25, 2006 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced the appointment to its Board of Directors of Gerald J. Martin, former Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories. Mr. Martin is also former Chairman of Milkhaus Laboratory, a biotech company based in Providence, Rhode Island, focused mainly on male health.

"We are very proud to welcome a seasoned executive like Mr. Martin as an independent member of our Board of Directors", commented Dr. Eric Dupont, AEterna Zentaris Chairman. "His thirty-year global pharmaceutical experience will be very valuable in bringing alternative perspectives to the Company's senior management team through the Board, as well as in elaborating strategies to enable sustainable growth."

Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris added, "Mr. Martin has proven to be an acute senior executive in developing business opportunities which led to major product in-licensing and acquisition deals. For instance, the strategies he developed during his career at Abbott, contributed to the company's largest acquisition. Furthermore, he has vast experience in identifying product opportunities, including new treatments for prostate cancer as well as directing clinical development of treatments for benign prostatic hyperplasia. This will surely be a great asset in the development of our own products, cetrorelix and ozarelix, currently being studied in benign prostatic hyperplasia and in prostate cancer."

GERALD J. MARTIN

Mr. Martin, former Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories, is currently Board Member of Life Sciences Information Technology Global Institute, a non-profit public benefit corporation chartered to identify and develop Good Informatics Practices (GIP) with focus on the establishment of GIP in drug development. Until recently, he was Chairman of the Board of Milkhaus Laboratory based in Providence, Rhode Island, a biotechnology company specialized mainly in male health. During his career in the biopharmaceutical and pharmaceutical sectors, Mr. Martin, in addition to his general management functions, developed a strong expertise in sales and marketing, business development, as well as in clinical development.


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ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 48.5% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.9 % of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420
jenene.thomas@aeternazentaris.com


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AETERNA ZENTARIS INC.


DATE: JANUARY 25, 2006       By: /s/ MARIO PARADIS
----------------------           -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary